Exhibit 99.2

Score Media and Gaming, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three and Nine months ended May 31, 2021 and May 31, 2020

The following is Management's Discussion and Analysis (“MD&A”) of the financial condition of Score Media and Gaming Inc. (“theScore”, “we”, “us” or “our”) and our financial performance for the three and nine months ended May 31, 2021. This MD&A should be read in conjunction with our audited consolidated financial statements, including the accompanying notes, for the year ended August 31, 2020 and our unaudited condensed consolidated interim financial statements for the three and nine months ended May 31, 2021 and Notes thereto. The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars unless otherwise stated. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. This MD&A reflects information as of July 13, 2021.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical fact contained in this MD&A, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, including in light of the ongoing and evolving COVID-19 pandemic, regulatory approvals, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements.

Additional known and unknown risks, uncertainties, and other factors that could cause actual results, performance or achievements to differ materially include, but are not limited to: the impact of the ongoing and evolving COVID-19 pandemic on our future financial position and results of operations, strategy, plans, objectives, goals and targets, liquidity, availability of credit, and foreign exchange exposure; the enactment of enabling legislation and regulations in the jurisdictions in which we operate, or intend to operate, to facilitate online sports betting and online casinos, including (without limitation) the enactment of federal legislation in Canada to permit single event sports betting (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants); our receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which we operate, or intend to operate; and the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations.

Additional factors are discussed under the heading "Risk Factors" in our Annual Information Form as filed with securities regulatory authorities in Canada and available on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available at www.sec.gov, and elsewhere in documents that we file from time to time with securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission. These risk factors include: the impact of COVID-19, risks associated with regulation of the gaming industry, risks related to the use and collection of user data, our historical losses and negative operating cash flows, liquidity risk, our need for substantial capital requirements, our dividend policy, market price and trading volume of our Class A Shares (as defined herein), our debt obligations will have priority over the Class A Shares in the event of a liquidation, dissolution or winding up, our major shareholder controls or directs 100% of the special voting shares, future sales of Class A Shares by existing shareholders and potential dilution, our shareholders are subject to extensive governmental regulations, the increased costs and limits to publicly-available disclosure materials associated with our United States public company compliance efforts, challenges by tax authorities of the transfer pricing of our cross-border intercompany transactions, reliance on the continued support of banks and payment processors, competition in the online and mobile sports betting and media industry, becoming the subject of regulatory investigations, market access limitations, potential losses with respect to individual events or betting outcomes, industry social responsibility concerns, public perception of sports betting, governmental regulation of the internet, reductions in discretionary consumer spending, our costs of compliance with anti-money laundering and corruption laws, digital sports media industry reliance on mobile advertising, the cancellation, postponement or curtailing of sporting and other events, our dependence on key suppliers, the recent expansion of our sports betting operations, mobile device users’ ability to opt-out of data tracking and targeted advertising, new and evolving industry, protection of intellectual property, infringement on intellectual property, maintaining and enhancing our brand, corporate social responsibility, responsible gaming and ethical conduct, dependence on our key personnel and employees, the lack of guarantee that states will allow sports betting operators to manage betting limits at the individual customer level, the impact of any negative coverage of fantasy sports or sports betting or the underlying sports or athletes, applicable insurance policy limits, our reliance on third-party geolocation and identity verification systems, limited long-term agreements with our advertisers, rapid technology developments, defects in our products, real or perceived inaccuracies in our key performance metrics, reliance on our collaborative partners, new business areas and geographic markets, our ability to manage growth effectively, information technology defects, our reliance on third-party owned communication networks, our operational and financial infrastructure, uncertain economic health of the wider economy (including as a result of the recent COVID-19 pandemic as discussed above), currency fluctuations, changes in taxation, our exposure to taxable presences, risk of litigation, internal controls, credit risk, free and open source software utilization, our reduced disclosure requirements as an emerging growth company, and the interplay of Canadian corporate and securities laws and U.S. federal income tax consequences on certain of our shareholders.

In addition to these factors, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. We do not intend, and do not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

We provide forward-looking statements because we believe they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

COVID-19 Matters

The ongoing COVID-19 pandemic crisis continues to evolve rapidly and could have a material adverse impact on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where we operate. Labour shortages due to illness, isolation programs imposed by us or the government, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of our operations.

The extent to which the COVID-19 pandemic may impact our business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, severity of the coronavirus and actions taken by the Canadian and US authorities, the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our Class A Shares, could cause continued interest rate volatility and movements and could adversely impact our ability to raise capital.

Any of these developments, and others, could have a material adverse effect on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in our financial statements could change in the near-term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable. We monitor the situation and any impacts or potential impacts on our business on an ongoing basis.

Share Consolidation

Subsequent to shareholder approval on February 10, 2021, we completed a share consolidation on February 18, 2021 resulting in ten pre-consolidation shares (Class A Subordinate Voting Shares (“Class A Shares”) and special voting shares) for one post-consolidation share of the same class of share (10:1). The consolidation took effect on February 11, 2021 and the Class A Shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis at the beginning of open markets on February 18, 2021. The purpose of the share consolidation was in connection with an additional listing of our Class A Shares on a U.S stock exchange.

The previously presented number of Class A Shares, special voting shares, stock options and RSUs are all presented on a post-consolidated basis of 10:1 in the condensed consolidated interim financial statements for the three and nine months ended May 31, 2021 and in this MD&A.

theScore

Score Media and Gaming Inc. empowers millions of sports fans through our digital media and sports betting products. Our media app, ‘theScore’, is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. Our sports betting app, ‘theScore Bet’, delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ: SCR), we also create and distribute innovative digital content through our web, social and esports platforms. We are organized and operate as one operating segment for the purpose of making operating decisions and assessing performance. As at May 31, 2021 we had 557 special voting shares, 52,836,436 Class A Shares (each is a “Class A Share”), 3,411,094 options to acquire Class A Shares outstanding and 364,766 non-vested restricted stock units to acquire Class A shares outstanding.

Revenue

(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Media revenue	$8,890	$2,404	$27,464	$18,497
Net gaming revenue	(2,458)	(23)	(6,900)	(244)
	$6,432	$2,381	$20,564	$18,253

Total revenues for the three and nine months ended May 31, 2021 were $6.4 million and $20.6 million, respectively, compared to $2.4 million and $18.3 million for the three and nine months ended May 31, 2020, respectively.

Revenues from media activities for the three months ended May 31, 2021 and May 31, 2020 were $8.9 million and $2.4 million, respectively. Revenue from media activities for the nine months ended May 31, 2021 and May 31, 2020 were $27.5 million and $18.5 million, respectively. We set a record with our best ever Q3 Media revenue as we saw strong demand for both direct and programmatic revenue. Revenue in the comparative period was impacted by the suspension of play in numerous professional sports leagues and a corresponding cancellation of marketing campaigns in response to the COVID-19 pandemic.

We generated $73.0 million and $210.7 million of handle1 (three and nine months ended May 31, 2020 - $3.5 million and $26.4 million, respectively), and negative $40,000 and positive $55,000 of gross gaming revenue2 for the three and nine months ended May 31, 2021, respectively (three and nine months ended May 31, 2020 – $0.1 million and $0.8 million, respectively). After taking into account promotional costs and fair value adjustments of unsettled bets, we generated negative net gaming revenue3 of $2.5 million and $6.9 million for the three and nine months ended May 31, 2021, respectively (three and nine months ended May 31, 2020 – negative $23,000 and $244,000, respectively).

1 Handle is calculated as the total amount of money wagered by customers in respect of bets that have settled in the applicable period. Handle does not include free bets or other promotional incentives, nor money bet by customers in respect of bets that are open at period end.

2 Gross gaming revenue is calculated as dollar amounts wagered by customers, less the dollar amounts paid out to customers in respect of such bets which have settled in the applicable period.

3 Net gaming revenue is measured as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on unsettled bets.

For the three months ended May 31, 2021 and 2020, revenue from Canadian sources was $4.6 million and $1.1 million, respectively, while revenue from non-Canadian sources (predominately the U.S.) for the same periods was $1.8 million and $1.3 million, respectively. For the nine months ended May 31, 2021 and 2020, revenue from Canadian sources was $12.9 million and $7.4 million, respectively, while revenue from non-Canadian sources (predominately the U.S.) for the same periods was $7.7 million and $10.9 million, respectively.

We achieved 3.74 million average monthly active users and 470.2 million average monthly user sessions on theScore app on iOS and Android during the period, equaling 126.1 average monthly-sessions-per-user4.

Operating Expenses

(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Product development and content	$3,166	$1,633	$9,136	$6,889
Sales and marketing	5,140	1,778	15,187	11,426
Technology and operations	5,115	4,040	15,208	11,447
General and administration	14,134	3,666	24,357	10,683
Depreciation and amortization	1,486	1,503	4,318	4,028
	$29,041	$12,620	$68,206	$44,473

Operating expenses for the three months ended May 31, 2021 were $29.0 million compared to $12.6 million in the same period of the prior year, an increase of $16.4 million. Operating expenses for the nine months ended May 31, 2021 were $68.2 million compared to $44.5 million in the comparative period, an increase of $23.7 million. The increase in the current quarter primarily reflects higher costs and professional services fees associated with theScore’s recent U.S. initial public offering, while the remainder of the increase in the year-to-date period is a result of higher expenses related to promotion and growth of theScore Bet and higher personnel and stock based compensation expenses relating to an increase in employee headcount and a higher share price as we continue to expand our operations.

Product development and content expenses for the three months ended May 31, 2021 were $3.2 million compared to $1.6 million in the same period of the prior year, an increase of $1.6 million. Product development and content expenses for the nine months ended May 31, 2021 were $9.1 million compared to $6.9 million in the comparative period, an increase of $2.2 million. The increase in the current quarter is principally due to an increase in headcount in both product development and content departments.

4 User metrics refer to audience and engagement numbers for theScore app on iOS and Android.

Sales and marketing expenses for the three months ended May 31, 2021 were $5.1 million compared to $1.8 million in the same period of the prior year, an increase of $3.3 million. Sales and marketing expenses for the nine months ended May 31, 2021 were $15.2 million compared to $11.4 million in the comparative period, an increase of $3.8 million. The increase in sales and marketing expenses in the current quarter and current year period primarily reflect higher customer acquisition costs and increased product marketing related to theScore Bet as we were active in three additional states in the current year.

Technology and operations expenses for the three months ended May 31, 2021 were $5.1 million compared to $4.0 million in the same period of the prior year, an increase of $1.1 million. Technology and operations expenses for the nine months ended May 31, 2021 were $15.2 million compared to $11.4 million in the comparative period, an increase of $3.8 million. These costs include infrastructure costs of the media and betting apps, with the increase a result of the multi-state rollout of theScore Bet, which is now operational in four states as compared to one state in the prior year. We expect these costs to continue to increase as we expand into additional jurisdictions and continue to onboard more users.

General and administration expenses for the three months ended May 31, 2021 were $14.1 million compared to $3.7 million in the same period of the prior year, an increase of $10.4 million. General and administration expenses for the nine months ended May 31, 2021 were $24.4 million compared to $10.7 million in the comparative period, an increase of $13.7 million. The increase reflects higher costs and professional services fees associated with theScore’s recent U.S. initial public offering; an increase in personnel costs due to the expansion of our legal, human resources and finance teams, coupled with a corresponding increase in stock-based compensation reflecting the overall increase in full-time employee headcount compared to the same period in the prior year.

Depreciation and amortization for the three months ended May 31, 2021 and 2020 was $1.5 million. Depreciation and amortization for the nine months ended May 31, 2021 was $4.3 million compared to $4.0 million in the same period of the prior year, an increase of $0.3 million. The year-to-date increase reflects the continued investment in fixed and intangibles assets.

Impact of Ontario Interactive Digital Media Tax Credits (“OIDMTC”)

In March 2021 we received $2.3 million of tax credits from Ontario Creates (formerly known as Ontario Media Development Corporation; the “OMDC”) relating to our 2015 and 2016 claim. We had accrued $1.6 million based on our best estimate of credits on prior certificates of eligibility received from the OMDC for specific claims and historical acceptance. As at May 31, 2021, we no longer have any tax credits recoverable (August 31, 2020 - $1.6 million).

No tax credits were accrued during the three months ended May 31, 2021 and May 31, 2020 and we do not anticipate qualifying for future any future tax credits relating to the Ontario Creates program.

EBITDA and Net and Comprehensive losses

We utilize earnings before interest, taxes, depreciation and amortization (“EBITDA”) to measure operating performance. Our definition of EBITDA excludes depreciation and amortization, finance expense, net, and income taxes which in our view does not adequately reflect our core operating results. EBITDA is used in the determination of short-term incentive compensation for all senior management personnel.

EBITDA is not a measure of performance under IFRS and should not be considered in isolation or as a substitute for net and comprehensive income or loss prepared in accordance with IFRS or as a measure of operating performance or profitability. EBITDA does not have a standardized meaning prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies.

The following table reconciles net and comprehensive loss to EBITDA:

(Expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Net loss for the period	$(37,129)	$(10,677)	$(67,366)	$(25,239)

Adjustments:
Depreciation and amortization	1,486	1,503	4,318	4,028
Finance expense, net	14,520	438	19,724	2,126
Deferred income tax recovery	-	-	-	(3,107)

EBITDA	$(21,123)	$(8,736)	$(43,324)	$(22,192)

EBITDA loss for the three months ended May 31, 2021, was $21.1 million compared to an EBITDA loss of $8.7 million in the same period in the prior year, an increase of $12.4 million. EBITDA loss for the nine months ended May 31, 2021, was $43.3 million compared to an EBITDA loss of $22.2 million in the comparative period, an increase of $21.1 million.

Net loss for the three months ended May 31, 2021, was $37.2 million compared to a net loss of $10.7 million in the same period in the prior year, an increase of $26.5 million. Net loss for the nine months ended May 31, 2021, was $67.4 million compared to a net loss of $25.2 million in the comparative period, an increase of $42.2 million.

Finance expense, net, for the three months ended May 31, 2021 was $14.5 million compared to $0.4 million in the same period in the prior year, an increase of $14.1 million. Finance expense, net, for the nine months ended May 31, 2021, was $19.7 million compared to $2.1 million in the comparative period, an increase of $17.6 million. The increase in both the current quarter and the year-to-date periods is primarily a result of a strengthening Canadian dollar impacting unrealized foreign exchange loss as we are required to revalue the proceeds raised in U.S. dollars from our initial public offering in the United States and listing on the Nasdaq Global Select Market (the “U.S. IPO”). As of the end of the period, the majority of cash held on hand was in U.S. dollars which aligns with our continued plan of investment in growth of theScore Bet’s operations which will substantially be in U.S. currency.

Loss per share for the three months ended May 31, 2021, was $0.78 compared to a loss per share of $0.30 in the same period in the prior year. Loss per share for the nine months ended May 31, 2021, was $1.80 compared to loss per share of $0.77 in the comparative period.

Additions to Intangible Assets

During the three and nine months ended May 31, 2021, we capitalized product development costs of $1.6 million and $4.4 million, respectively (three and nine months ended May 31, 2020 - $0.8 million and $3.1 million, respectively). The significant development projects for the nine-month period ended May 31, 2021, consisted of new features in theScore Bet app, significant enhancements to live betting and sports data, and significant new enhancements to our core technology infrastructure.

We capitalized internal product development costs during the nine months ended May 31, 2021 and May 31, 2020 for both new development projects and projects that, in our judgement, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, we exercise significant judgement when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on the ability that we will be able to attract users to our products and increase user engagement with our products. Costs that do not meet these criteria, such as enhancements and routine maintenance, are expensed when incurred. Future economic benefits from these capitalized projects include net cash flows from future sports betting revenue and future advertising sales, which are dependent upon our ability to attract users to our products and increase user engagement with our products, and may also include anticipated cost savings, depending upon the nature of the development project.

Consolidated Quarterly Results

The following is selected consolidated quarterly financial data which relates to our preceding eight quarters, inclusive of the quarter ended May 31, 2021.

(Expressed in thousands of Canadian dollars, except per share amounts)

Quarterly Results	Revenue	EBITDA	Net loss	Loss per share – basic and diluted
	($000’s)	($000’s)	($000’s)	($)
May 31, 2021	6,432	(21,123)	(37,129)	(0.78)
February 28, 2021	5,593	(12,927)	(17,565)	(0.45)
November 30, 2020	8,539	(9,274)	(12,673)	(0.35)
August 31, 2020	2,466	(8,270)	(12,691)	(0.35)
May 31, 2020	2,381	(8,736)	(10,677)	(0.30)
February 29, 2020	6,653	(8,625)	(10,454)	(0.29)
November 30, 2019	9,219	(4,832)	(4,110)	(0.12)
August 31, 2019	6,407	(4,149)	(4,845)	(0.14)

Use of our applications has historically reflected the general trends for sports schedules of the major North American sports leagues. As a result, our first fiscal quarter ending November 30 is typically the strongest from a revenue perspective.

Quarterly revenue fluctuations are a combination of the seasonality trend of usage described above and the market for digital media advertising in Canada and the United States. Revenue in the third and fourth quarters of 2020 was particularly impacted by the temporary suspension of play in numerous professional sports leagues in response to the COVID-19 pandemic.

EBITDA loss and net loss fluctuations are due to revenue fluctuations (as above) as well as changes in discretionary marketing costs, infrastructure costs, personnel costs, and in recent quarters, costs related to our sports betting operations, and seasonal revenue fluctuations.

Liquidity Risk and Capital Resources

Cash and cash equivalents as at May 31, 2021 were $229.1 million compared to $40.1 million as at August 31, 2020.

Liquidity

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. As at May 31, 2021 we had cash and cash equivalents of $229.1 million (August 31, 2020 - $40.1 million), restricted cash related to customer deposits on the betting platform of $6.3 million (August 31, 2020 - $1.9 million), accounts receivable of $8.4 million (August 31, 2020 - $5.5 million), tax credits recoverable of $nil (August 31, 2020 - $1.6 million) and accounts payable and accrued liabilities to third parties of $17.8 million (August 31, 2020 - $10.4 million). Accounts payable and accrued liabilities have contracted maturities of less than twelve months.

We prepare budgets and cash flow forecasts to assist in managing liquidity risk. We have a history of operating losses and can be expected to generate continued operating losses and negative cash flows in the future while we carry out our current business plan to further develop and expand our business. We can utilize our cash and cash equivalents to fund our operating and development expenditures.

On December 17, 2020, we completed a short-form bought deal prospectus offering (the “December 2020 Offering”) where 2,857,200 Class A Shares were issued at a price per share of $14.00. On December 31, 2020, the underwriters exercised their overallotment option in full, purchasing an additional 428,580 Class A subordinate voting shares for at a price per share of $14.00, resulting in total gross proceeds of the offering of $46.0 million and total net proceeds of $42.3 million.

We stated in our short form prospectus dated December 11, 2020 (the “December Prospectus”) that we intend to use the net proceeds from the December 2020 Offering to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet's operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where we currently operate, or will be operating in the future. To date, there have been no material variances in the use of proceeds from the December 2020 Offering from the disclosures made in the December Prospectus.

On March 1, 2021, we completed a public offering in the United States and Canada, representing the U.S. IPO where 6,900,000 Class A Shares were issued, including 900,000 Class A shares following the exercise in full by the underwriters of their over-allotment option, at a price per share of $34.18 or U.S.$27.00, resulting in total gross proceeds of the offering of $235.9 million or U.S.$186.3 million.

We stated in our prospectus supplement dated February 24, 2021 (the “February Prospectus Supplement”) that we expect that the net proceeds of the offering will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating. To date, there have been no material variances in the use of proceeds from the US IPO from the disclosures made in the February Prospectus Supplement.

In June 2021, we closed our $5.0 million Demand Credit Facility and $6.25 million revolving term credit facility, both held with the same Canadian chartered bank, as we did not plan to avail ourselves of these facilities in light of the proceeds raised from our Initial Public Offering in the United States.

While we can utilize our cash and cash equivalents to fund our operating and development expenditures, we do not have access to other committed sources of funding, and depending upon the level of expenditures and whether profitable operations can be achieved, we may be required to seek additional funding in the future.

Operations

Net cash flows used in operating activities for the nine months ended May 31, 2021 were $47.5 million compared to $17.6 million for the same period of the prior year. The increase in cash flows used in operations principally reflected an increase in our net loss driven by higher costs related to our sports betting operations.

Financing

Cash flows provided by financing activities for the nine months ended May 31, 2021 were $255.2 million compared to $36.8 million for the same period in the prior year. On November 27, 2020 we repaid $6.25 million owing on the revolving term credit facility, on December 17, 2020, we closed a bought deal offering resulting in total net proceeds of $42.3 million after the over-allotment was exercised on December 31, 2020, and on March 1, 2021, we completed a public offering of our Class A Shares on the Nasdaq Global Select Market resulting in total net proceeds of $221.0 million. On September 2, 2019 we closed a convertible debenture financing for $40.0 million less financing and other costs related to closing of the financing.

Investing

Cash used in investing activities for the nine months ended May 31, 2021 was $7.8 million compared to $5.7 million for the same period in the prior year. The increase in cash used in investing activities was due to increased investments in intangible and other assets.

Commitments

We have no debt guarantees, off-balance sheet arrangements or long-term obligations other than the agreements noted below.

We have the following undiscounted contractual obligations as at May 31, 2021:

(Expressed in thousands of Canadian dollars)

	Payments Due by Period
Contractual Obligation	Total	Within 1 year	2-3 years	4-5 years	More than 5 years
Total Debt [1]	24,719	-	-	24,719	-
Lease Liabilities [2]	4,453	1,638	1,969	846	-
Purchase Obligations [3]	95,089	12,480	17,818	14,675	50,116
Total Contractual Obligations	124,261	14,118	19,787	40,240	50,116

Convertible Debenture

On September 5, 2019, we completed a non-brokered financing of $40.0 million by way of issuance of convertible debentures (the “convertible debenture”). The convertible debenture carries an interest rate of 8.0%, payable in arrears, in equal semi-annual payments on the last day of February and August in each year commencing on February 29, 2020, with a maturity date of August 31, 2024, or the earlier date of redemption, repayment or conversion.

At the holder’s option, the convertible debenture may be converted into our Class A Shares at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the debenture. The conversion price will be $7.50 for each Class A Share, being a conversion rate of 133.3333 Class A Shares issuable for each one thousand dollars principal amount of the convertible debenture, subject to adjustment in certain circumstances.

Subject to specified conditions, the convertible debenture may be redeemed at our option at par plus accrued and unpaid interest at any time after August 31, 2023, if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or if the principal sum of the convertible debenture outstanding is $4.0 million or less.

1 Principal repayments related to convertible debenture.

2 Lease liabilities relate to right-of-use assets which include head office space.

3 Purchase obligations are minimum payments under contracts for periods ranging from one to twenty years.

Subject to specified conditions, the Company may force the conversion of the debenture into Class A Shares if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the forced conversion is given is not less than 125% of the conversion price at any time (i) after August 31, 2021, or (ii) if the principal sum of the debenture outstanding is $4.0 million or less.

Upon the occurrence of a change of control of theScore or the sale of our core assets, we will be required to make an offer to purchase the convertible debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

The convertible debenture issuance resulted in the recognition of a deferred tax liability of $3.1 million in the three months ended November 30, 2019.

On March 26, 2021, the holder of the convertible debenture exercised its option to convert a principal amount of $18.5 million into 2,467,018 Class A Shares of theScore. Following the partial conversion, we paid accrued interest of $0.1 million on the principal amount converted.

Interest and accretion expense for the three and nine months ended May 31, 2021 was $1.0 million and $4.6 million (three and nine months ended May 31, 2020 - $1.3 million and $3.3 million, respectively). As at May 31, 2021 we have elected to accrue unpaid interest of $3.2 million to the principal sum outstanding of the convertible debenture, and elected to pay interest of $1.8 million.

Related Party Transactions

In the year ended August 20, 2013, we entered into a lease for a property partially owned by John Levy, our Chairman and Chief Executive Officer. Total rent paid during the three and nine months ended May 31, 2021 amounted to $10,000 and $30,000, respectively (three and nine months ended May 31, 2020 - $10,000 and $30,000).

The corresponding payable balance as at May 31, 2021 and August 31, 2020 were $1,400 and $2,000.

These transactions are recorded at the exchange amount, being the amount agreed upon between the parties.

Financial Instruments and other instruments:

We have the following financial instruments: cash and cash-equivalents, accounts receivable, accounts payable and a convertible debenture. Our financial instruments were comprised of the following as at May 31, 2021: cash and cash equivalents of $229.1 million; accounts receivable of $8.4 million; restricted cash related to customer deposits of $6.3 million; accounts payable and accrued liabilities of $17.8 million and convertible debenture of $18.8 million. Accounts receivable are carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost and are primarily comprised of short-term obligations owing to suppliers related to our operations.

Fair Value

Fair value is the estimated amount that we would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The fair values of our financial assets and liabilities, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities were deemed to approximate their carrying amounts due to the relative short-term nature of these financial instruments. The fair value of the convertible debenture was deemed to approximate the carrying amount due to the short passage of time between issuance date and the date of the condensed consolidated interim financial statements and the risk factors for us remaining consistent within this period.

Customer concentration

As at May 31, 2021, one customer, a media agency, represented 10% of the accounts receivable balance (August 31, 2020 – two customers, a media agency and programmatic network, represented 13% and 13% of the accounts receivable balance, respectively).

For the three months ended May 31, 2021, sales to one customer, a programmatic network, represented 12% of media revenue (three months ended May 31, 2020 – one customer, a programmatic network, represented 15% of media revenue).

For the nine months ended May 31, 2021, sales to one customer, a programmatic network, represented 15% of media revenue (nine months ended May 31, 2020 – one customer, a programmatic network, represented 13% of media revenue).

Use of Proceeds – 2020 August Bought Deal Offering

In August 2020, we completed a bought deal offering of Class A Shares, including over-allotment option, of 3.95 million Class A Shares (the “2020 August Bought Deal Offering”) that resulted in gross proceeds of $25.6 million and net proceeds of $23.6 million. The following is a tabular comparison of the use of proceeds disclosed in our short form prospectus and our estimated use of the net proceeds subsequent to the 2020 August Bought Deal Offering. The $23.6 million of actual net proceeds shown below includes the net proceeds from the partial exercise of the over-allotment option by the underwriters of the 2020 Offering.

(Expressed in thousands of Canadian dollars)

Use of Proceeds	Disclosed in the 2020 August Bought Deal Offering Prospectus	Net Proceeds and estimated use of 2020 August Bought Deal Offering	Variance
Sources:
Net proceeds of the 2020 August Bought Deal Offering	$23,024	$23,610	$586
Total:	$23,024	$23,610	$586
Uses:
Working capital and general corporate purposes(1)	$23,024	$23,610	$586
Total:	$23,024	$23,610	$586

Consistent with the disclosures made in the 2020 August Bought Deal Offering Prospectus, the increase in net proceeds resulting from the exercise of the over-allotment option on September 18, 2020, was allocated to working capital and general corporate purposes.

Apart from increased funds for working capital and general corporate purposes as disclosed above, to date, there have been no material variances in the estimated use of proceeds from the disclosures made in the 2020 August Bought Deal Offering Prospectus.

1 General corporate purposes includes the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of the Score Bet and user acquisition and retention in jurisdictions where we are or will be operating.

Use of Proceeds – 2020 December Bought Deal Offering

In December 2020, we completed a bought deal offering of Class A Shares, including over-allotment option, of 2.9 million Class A Shares (the “2020 December Bought Deal Offering”) that resulted in gross proceeds of $40.0 million and net proceeds of $37.1 million. The following is a tabular comparison of the use of proceeds disclosed in our short form prospectus and our estimated use of the net proceeds subsequent to the 2020 December Bought Deal Offering. The $42.8 million of actual net proceeds shown below includes the net proceeds from the exercise of the full over-allotment option by the underwriters of the 2020 Offering.

(Expressed in thousands of Canadian dollars)

Use of Proceeds	Disclosed in the 2020 December Bought Deal Offering Prospectus	Net Proceeds and estimated use of 2020 December Bought Deal Offering	Variance
Sources:
Net proceeds of the 2020 December Bought Deal Offering	$37,101	$42,834	$5,733
Total:	$37,101	$42,834	$5,733
Uses:
Working capital and general corporate purposes(1)	$37,101	$42,834	$5,733
Total:	$37,101	$42,834	$5,733

Consistent with the disclosures made in the 2020 December Bought Deal Offering Prospectus, the increase in net proceeds resulting from the exercise of the over-allotment option on December 31, 2020, that were allocated to working capital and general corporate purposes.

Apart from increased funds for working capital and general corporate purposes as disclosed above, to date, there have been no material variances in the estimated use of proceeds from the disclosures made in the 2020 December Bought Deal Offering Prospectus.

1 General corporate purposes includes the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of the Score Bet and user acquisition and retention in jurisdictions where we are or will be operating.

Use of Proceeds – 2021 US IPO

In March 2021, we completed the U.S. IPO, including over-allotment option, of 6.9 million Class A Shares (the “2021 US IPO”) that resulted in gross proceeds of $235.9 million and net proceeds of $221.0 million. The following is a tabular comparison of the use of proceeds disclosed in our prospectus supplement and our estimated use of the net proceeds subsequent to the U.S. IPO. The $221.0 million of actual net proceeds shown below includes the net proceeds from the exercise of the full over-allotment option by the underwriters of the U.S. IPO.

(Expressed in thousands of Canadian dollars)

Use of Proceeds	Disclosed in the 2021 U.S. IPO	Net Proceeds and estimated use of 2021 U.S. IPO	Variance
Sources:
Net proceeds of the 2021 US IPO	$190,903	$220,995	$30,092
Total:	$190,903	$220,995	$30,092
Uses:
Working capital and general corporate purposes(1)	$190,903	$220,995	$30,092
Total:	$190,903	$220,995	$30,092

Consistent with the disclosures made in the U.S. IPO, the increase in net proceeds resulting from the exercise of the over-allotment option on March 1, 2021, that were allocated to working capital and general corporate purposes.

Apart from increased funds for working capital and general corporate purposes as disclosed above, to date, there have been no material variances in the estimated use of proceeds from the disclosures made in the U.S. IPO Prospectus.

1 General corporate purposes includes the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of the Score Bet and user acquisition and retention in jurisdictions where we are or will be operating.

Critical Accounting Estimates and Judgements

Our significant accounting policies are described in note 2 to the audited consolidated financial statements, including the accompanying notes, for the year ended August 31, 2020, which have been prepared in accordance with IFRS. The preparation of the audited consolidated financial statements, including the accompanying notes, for the year ended August 31, 2020, requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

We use estimates when accounting for certain items such as revenue, capitalization of product development costs, allowance for doubtful accounts, amortization of intangible assets, useful lives of property and equipment, asset impairments, share-based compensation plans, deferred income taxes and impairment of intangible assets.

We also make estimates when recording the fair value of assets capitalized and receivables recognized. Estimates are based on numerous factors, including historical experience, current events and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Actual results may differ from these estimates. Critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter. The most significant estimates and judgments made by us are described below.

Intangible assets

We apply judgment and use estimates in determining whether costs qualify for recognition as internally developed intangible assets. To be able to recognize an intangible asset, we must demonstrate the item meets the definition of an intangible asset in IAS 38. We exercise significant judgment in determining whether an item meets the identifiability criteria in the definition of an intangible asset which, in part, requires that the item is capable of being separated or divided from us and sold, transferred or licensed either individually or together with a related contract or asset, whether or not we intend to do so. Judgment is required to distinguish those expenditures that develop the business as a whole, which cannot be capitalized as intangible assets and are expensed in the years incurred.

In addition, to recognize an intangible asset, we, in our judgment, must demonstrate that it is probable that expected future economic benefits will flow to us and that the cost of the asset can be measured reliably. Estimates are used to determine the probability of expected future economic benefits that will flow to us. Future economic benefits include net cash flows from the sports betting app as well as net cash flows from future advertising sales, which are dependent upon our ability to attract users to our products and increase user engagement with our products, and may also include anticipated cost savings, depending upon the nature of the development project.

We capitalized internal product development costs during three and nine months ended May 31, 2021 and 2020 for both new development projects and projects that, in our judgment, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, we exercise significant judgment when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on our ability to attract users to our products and increase user engagement with our products. Costs which do not meet these criteria, such as enhancements and routine maintenance, are expensed as incurred.

In addition, we use estimates in determining the measurement of internal labour costs capitalized to intangible assets. The capitalization estimates are based upon the nature of the activities the developer performs.

Judgment is also applied in determining appropriate amortization methods for intangible assets, and estimates are used in determining the expected useful lives of amortizable intangible assets.

Impairment of non-financial assets

An impairment test is carried out whenever events or changes in circumstances indicate that carrying amounts may not be recoverable and is performed by comparing the carrying amount of an asset or CGU and its recoverable amount. Judgment is required in determining whether an impairment indicator exists. The recoverable amount is the higher of fair value, less costs to sell, and its value in use over its remaining useful life.

This valuation process involves the use of methods which use assumptions to estimate future cash flows. The recoverable amount depends significantly on the discount rate used, as well as the expected future cash flows and the terminal growth rate used for extrapolation.

Programmatic receivables

We estimate receivables pertaining to programmatic advertising revenues, based on the best information available at the recognition date. These estimates are trued up at the time of payment.

Amongst other factors, we consider the historic experience with the programmatic partner and the age of the outstanding balance.

Allowance for doubtful accounts

The valuation of accounts receivable requires valuation estimates to be made by us. These accounts receivable comprise a large and diverse base of advertisers dispersed across varying industries and locations that purchase advertising on our digital media platforms.

We determine an allowance for doubtful accounts based on knowledge of the financial conditions of our customers, the aging of our receivables, customer and industry concentrations, our current business environment and our historical experience. A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in facilities, administrative and other expenses.

The loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition.

Internal Controls over Financial Reporting

Management is responsible for designing internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. We adopted new processes based on the Internal Control - Integrated Framework (COSO Framework 2013) framework as a result of ceasing to be a venture issuer in 2021. There have been no other changes in our internal controls over financial reporting this quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the internal controls over financial reporting are appropriately designed as at May 31, 2021.